Announcement of an Extraordinary General Meeting of Shareholders and
the Closing of Shareholder Register

On August 27, 2013, the Board of Directors of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) passed the following resolution to hold an extraordinary general meeting of shareholders (the “EGM”) on December 26, 2013. Woori Finance Holdings also announced that its shareholder register will be closed from November 1, 2013 to November 5, 2013 in connection with the EGM. The record date will be October 31, 2013.

Key Details Relating to the EGM

•	Meeting Date and Time: December 26, 2013; 09:00 a.m. (local time)

•	Venue: Woori Bank head office building, 5th floor, 203, Hoehyon-dong 1-ga,

Chung-gu, Seoul, Korea

•	Agenda:

1)	Approval of the spin-off plan

•	Date of the Board of Directors’ Resolution Regarding the EGM: August 27, 2013